13011217

SEC Mail Processing Section
MAR 01 2013
Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51232

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McAdams Wright Ragen, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

925 Fourth Avenue, Suite 3900
(No. and Street)

Seattle	WA	98104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Director (206) 664-8850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800	Seattle	WA	98104-4019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David J. Director, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McAdams Wright Ragen, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN M. DAVIS
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
DECEMBER 19, 2015

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*******For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered
Public Accounting Firm and
Statement of Financial Condition for

McAdams Wright Ragen, Inc.

(A Wholly Owned Subsidiary of
Manzanita Capital, Inc.)

December 31, 2012

MOSS ADAMS LLP

Certified Public Accountants | Business Consultants

Acumen. Agility. Answers.

Report of Independent Registered
Public Accounting Firm and
Statement of Financial Condition for

McAdams Wright Ragen, Inc.

(A Wholly Owned Subsidiary of
Manzanita Capital, Inc.)

December 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
McAdams Wright Ragen, Inc.

Report on Statement of Financial Condition

We have audited the accompanying statement of financial condition of McAdams Wright Ragen, Inc., (the Company), a wholly owned subsidiary of Manzanita Capital, Inc. (the Parent), which comprise the statement of financial condition as of December 31, 2012, and the related notes to the financial statement.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
February 27, 2013

McADAMS WRIGHT RAGEN, INC.
(A wholly owned subsidiary of Manzanita Capital, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 9,879,604
Deposits with clearing organization	250,000
Net receivable from clearing organization	1,187,939
Accrued interest receivable	10,786
Commissions receivable	314,624
Securities owned	2,478,903
Notes receivable from employees	928,573
Property and equipment, net of accumulated depreciation	1,780,445
Deferred tax assets, net	800,877
Prepaid expenses and other assets	624,430
Total assets	$ 18,256,181

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Securities sold, not yet purchased	$ 114,762
Accounts payable and accrued liabilities	2,696,524
Payroll and related obligations	1,219,459
Payable to parent	2,094,395
Total liabilities	6,125,140
STOCKHOLDER'S EQUITY	
Common stock, no par value; 50,000 shares authorized, 1,000 shares issued and outstanding	761,500
Additional paid-in capital	8,144,427
Retained earnings	3,225,114
Total stockholder's equity	12,131,041
Total liabilities and stockholder's equity	$ 18,256,181

See accompanying notes.

Note 1 - Organization and Nature of Business

McAdams Wright Ragen, Inc. (the Company) is a wholly owned subsidiary of Manzanita Capital, Inc. (the Parent) located in the Pacific Northwest. The Company is a fully disclosed broker-dealer and investment advisor registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides services to retail and institutional clients which include principal and agency transactions, investment banking and investment advisory services.

The Company clears its securities transactions on a fully disclosed basis through National Financial Services, LLC (NFSC).

Note 2 - Significant Accounting Policies

Basis of Presentation - The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions that affect the amounts reported and disclosures in the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Significant estimates include the valuation of securities, the valuation of the Parent's common stock used in computing the value of stock based compensation, and judgments related to accounting for contingent liabilities. Actual results could differ from these estimates.

Cash and Cash Equivalents - Cash and cash equivalents consist of balances on hand and on deposit in banks and other financial institutions and short-term investments. Cash on deposit in banks may be in excess of Federal Deposit Insurance Corporation insurance limits. The Company seeks to control the risk of loss by maintaining deposits with only high quality financial institutions. The Company considers all highly liquid investments with original maturities of three months or less on the date of purchase to be cash equivalents. The carrying value of cash equivalents approximates fair value.

Securities Owned and Securities Sold, Not Yet Purchased - Securities transactions and related revenues and expenses are recorded on a trade-date basis with changes in fair value reflected in net gains from principal trading. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices and, thereby, create a liability to purchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

Note 2 - Significant Accounting Policies (Continued)

Valuation of Investments - The Company employs fair value measurements to value its investments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are indirectly observable or unobservable in the market, the determination of fair value requires more judgment.

Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Note 2 - Significant Accounting Policies (Continued)

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Those securities traded in the over-the-counter (OTC) markets and listed securities for which no sale was reported on the valuation date are valued at the mean between the last reported bid and asked price (or, the last reported bid price if held long and last reported asked price if held short) on the date in which the value is being determined. Investments in these securities and securities sold short are included in Level 1 or Level 2 of the fair value hierarchy.

Property and Equipment - Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Impairment of Long-Lived Assets - The Company evaluates its long-lived assets for financial impairment and continues to evaluate them as events or changes in circumstances indicate the carrying amount of such assets may not be fully recoverable. The Company evaluates the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with these assets. At the time such evaluations indicate that the future undiscounted cash flows of long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

Stock-Based Compensation - The Company's Parent grants incentive stock options (ISOs) and nonqualified stock options to the Company's employees and directors of the Parent under the Parent's 1998 and 2009 Stock and Incentive Plans. The plans permit the granting of stock options and stock appreciation rights. Stock options have been granted at prices at or above the fair value of the underlying stock on the date of grant. Options outstanding vest and expire according to the term established at the grant date.

Note 2 - Significant Accounting Policies (Continued)

Income Taxes - The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis. The Company is charged or credited with the tax effects of its income or loss as used in the consolidated federal income tax return. The Company is also allocated its share of tax benefits from common stock options exercised by employees. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. The deferred tax assets and liabilities relate to temporary differences in the accounting treatment of depreciation on property and equipment, prepaid expenses, unearned revenue, and accrued expenses for financial reporting and income tax purposes. At December 31, 2012, the deferred tax asset and deferred tax liability are $1,178,449 and $377,572, respectively.

The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the positions. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. At December 31, 2012, the Company does not have any uncertain tax positions. The Company is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2008.

Subsequent Events - Subsequent events are events or transactions that occur after the balance sheet date but before the statement of financial condition is issued. The Company recognizes in the statement of financial condition the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the statement of financial condition. The Company's statement of financial condition do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before statement of financial condition are issued. The Company has evaluated subsequent events through February 27, 2013, which is the date the statement of financial condition was issued.

Note 3 - Securities Owned and Securities Sold, Not Yet Purchased

The following table presents the assets and liabilities that are measured at fair value on a recurring basis and are categorized using the three levels of the fair value hierarchy:

	Total	Level 1	Level 2	Level 3
Securities owned				
Common Stock:				
Financial	$ 606,490	$ -	$ 606,490	$ -
Consumer Discretionary	232,242	232,242	-	-
Information Technology	216,238	-	216,238	-
Other	112,730	-	112,730	-
Preferred Stock:				
Utility	93,600	-	93,600	-
Bonds:				
Corporate	3,442	-	3,442	-
Municipal	1,214,161	-	1,214,161	-
	$ 2,478,903	$ 232,242	$ 2,246,661	$ -
Securities sold, not yet purchased				
Equities:				
Health Care	$ (114,762)	$ (114,762)	$ -	$ -

Subject to certain limitations, the securities owned are available to be pledged to the clearing broker-dealer on terms that permit that party to sell or repledge the securities to others. As of December 31, 2012, no securities were pledged.

Note 4 - Property and Equipment

At December 31, 2012, property and equipment is summarized as follows:

Building improvements	$ 1,191,243
Tenant improvement allowance	2,127,840
Furniture and fixtures	1,143,535
Computer and office equipment	1,960,437
Total property and equipment	6,423,055
Accumulated depreciation	(4,642,610)
Property and equipment, net	$ 1,780,445

Note 5 - Leases

The Company has a building lease for its principal office facilities in Seattle, Washington, which expires in July 2015. The Company has additional leases for branch offices in Bellevue, Washington, Anacortes, Washington, Mt. Vernon, Washington, Spokane, Washington, and Portland, Oregon, which expire at various dates from 2014 to 2018, and a sublease related to its principal office which expires in 2013. The Company has a month-to-month lease for its branch office in Yakima, Washington.

The Company's future minimum lease payments at December 31, 2012 are as follows:

Year Ending December 31,	
2013	$ 2,086,509
2014	2,111,365
2015	1,265,295
2016	301,494
2017	119,878
Thereafter	29,676
Total minimum lease payments	$ 5,914,217

Note 6 - Related-Party Transactions

Annual Retention Bonuses - The Company has entered into employment agreements, whereby it is obligated to pay certain newly hired employees specific annual bonuses for a specific number of years on each anniversary of continuous employment with the Company. The bonus agreements have terms ranging from three to seven years. If employment ceases before an anniversary date the Company is no longer obligated to pay the current year annual bonus, or any subsequent bonuses. The Company accrues one-twelfth of the annual bonus amount each month.

The Company's expected future minimum bonus payments at December 31, 2012 are as follows:

Year Ending December 31,	
2013	$ 4,291,165
2014	4,091,743
2015	3,797,805
2016	2,468,992
2017	1,362,934
Thereafter	501,516
Total expected minimum bonus payments	$ 16,514,155

Note 6 - Related-Party Transactions (Continued)

Notes Receivable from Employees - The Company has entered into employment agreements, whereby it issued forgivable notes to certain newly hired employees, of which $928,573 is outstanding at December 31, 2012. The notes have due dates ranging from five to seven years, which are forgiven ratably on each anniversary of continuous employment with the Company. If employment ceases before the due date of the related note, the remaining principal and accrued interest owing is payable to the Company in full. The notes are unsecured, and are amortized on a straight-line basis over their contractual lives.

The Parent issued notes to certain employees of the Company, of which $14,499,370 is outstanding at December 31, 2012. The notes have due dates ranging from three to seven years, have stated interest rates of 5.125% per annum, and are unsecured. The Company expects the notes will be repaid with the proceeds of the bonuses described above.

Investment Management Agreements - The Company manages discretionary investment accounts owned by officers, directors, employees, and close relatives of certain officers, directors, and employees. These accounts are managed under the same terms as other accounts held by unrelated third parties.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, equivalent to the greater of $1,000,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, does not exceed 15-to-1. At December 31, 2012, the Company had net capital of $6,520,629, as defined, which was $5,520,629 in excess of its required minimum net capital of $1,000,000. The Company's ratio of aggregate indebtedness to net capital was 92%.

Note 8 - Benefits

The Company's employees participate in a 401(k) plan sponsored by the Parent that covers certain of its full-time employees. The plan includes matching contributions by the Company subject to certain limitations.

Note 9 - Contingencies

The Company has agreed to indemnify the clearing broker-dealer for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2012, the total amount of customer balances subject to such indemnification was approximately $29 million. In accordance with applicable margin lending practices, customer balances are collateralized by customer securities or supported by other types of recourse provisions. At December 31, 2012, no liability was recorded, because no losses are expected.

In the normal course of business, the Company is involved in claims and assessments in connection with services provided to its customers. Management believes that these contingencies are not expected to have a material adverse effect on the financial condition, results of operations or liquidity of the Company.

MOSS ADAMS LLP

Certified Public Accountants | Business Consultants

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